Exhibit 2.5
FIRST AMENDMENT TO
OPTION AGREEMENT AND AGREEMENT AND PLAN OF MERGER
     This First Amendment, dated as of May 26, 2011 (this “Amendment”), amends the below-specified portions of (a) that certain Option Agreement, dated as of April 11, 2011 (the “Option Agreement”), by and among Mpex Pharmaceuticals, Inc. (the “Company”), Aptalis Holdings Inc. (f/k/a Axcan Holdings Inc.) (“Aquiror”) and Axcan Lone Star Inc. (“Sub”, and collectively with Acquiror, “Axcan”) and (b) that certain Agreement and Plan of Merger, dated as of April 11, 2011 (the “Merger Agreement”), by and among the Company, Acquiror, Sub and, solely with respect to Sections 1.1, 1.15, 1.16, 1.17, 1.18, 5.9, 5.16 and 7.3 and Articles VIII and IX of the Merger Agreement, the Securityholders’ Representative Committee. All capitalized terms used and not otherwise defined herein have the respective meanings given to them in the Merger Agreement.
Option Agreement — Section 2.1
The first sentence of Section 2.1 of the Option Agreement is hereby amended and restated in its entirety to read as follows:
“The Company agrees to effect the Divestiture as soon as practicable following the Effective Date, and in any event by no later than June 30, 2011.”
Option Agreement — Section 2.3.1
Section 2.3.1 of the Option Agreement is hereby amended and restated in its entirety to read as follows:
“Within fourteen (14) calendar days after the earlier of (a) the Company’s delivery of the Divestiture Notice and (b) July 2, 2011, the Company shall deliver (the date of such delivery being the “Delivery Date”) to Axcan a completed set of customary disclosure schedules to, and all documents, schedules, exhibits and other instruments necessary for evaluating the Merger and exercising the Termination Right (the “Company Deliveries”).”
Merger Agreement – Recital B
Recital B of the Merger Agreement is hereby amended and restated in its entirety to read as follows:
“Pursuant to that certain Option Agreement by and among the Company, Acquiror and Sub dated as of the Agreement Date (the “Option Agreement”), the Company has granted Acquiror and Sub an option (the “Termination Right”) to terminate this Agreement for a period of time following the earlier of (i) the Company’s delivering to Acquiror and Sub a notice of completion of the Divestiture and (ii) July 2, 2011.”
     Except as set forth above, the terms and conditions of each of the Option Agreement and the Merger Agreement remain in all respects unmodified, and in full force and effect.

     IN WITNESS WHEREOF, the Company, Acquiror and Sub have caused this Amendment to be executed by their duly authorized representatives as of the date first set forth above.

MPEX PHARMACEUTICALS, INC.

By:	/s/ Daniel D. Burgess
Name:	Daniel D. Burgess
Title:	President and Chief Executive Officer

APTALIS HOLDINGS INC. (F/K/A AXCAN HOLDINGS INC.)

By:	/s/ Theresa M. Stevens
Name:	Theresa M. Stevens
Title:	Senior VP, Business Development and General Counsel and Secretary

AXCAN LONE STAR INC.

By:	/s/ Theresa M. Stevens
Name:	Theresa M. Stevens
Title:	Senior VP, Business Development and General Counsel and Secretary